CONFIDENTIAL

October 13, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Yolanda Guobadia, Gus Rodriguez, John Coleman, Liz Packebusch, Timothy S. Levenberg

Re: Responses to the Securities and Exchange Commission
Staff Comments dated September 13, 2021, regarding
District Metals Corp.
Draft Registration Statement on Form 20-F
Submitted August 16, 2021
CIK No. 0001839586

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the September 13, 2021 letter regarding the above-referenced confidential Draft Registration Statement on Form 20-F (the "Registration Statement") of District Metals Corp. (the "Company", "we," "our," or "us") confidentially submitted on August 16, 2021. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR an amendment ("Amendment No. 1") to the Registration Statement, responding to the Staff's comments and including certain other revisions and updates. As previously noted, the Company intends to provide updated financial statements in its public filing of its registration statement.

Page numbers in the text of the Company's responses correspond to page numbers in Amendment No. 1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

Our responses are as follows:

Draft Registration Statement on Form 20-F submitted August 16, 2021

Cover Page

Staff Comment No. 1.

We note you checked the box on the registration statement cover page to indicate that you qualify as an "emerging growth company." Please provide new disclosure to discuss the exemptions and scaled disclosure requirements available to you as an emerging growth company. Please also identify any such exemptions and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company. Lastly, please disclose the extent to which you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer even if you no longer qualify as an emerging growth company.

October 13, 2021 Page 2

Company's Response:

In response to the Staff's comment, we have revised Amendment No. 1 on page 7 to disclose the exemptions and scaled disclosure requirements available to us as an emerging growth company, identify any such exemptions and scaled disclosures which overlap with the ones available to us as both a foreign private issuer and an emerging growth company and disclose the extent to which, even after we no longer qualify as an emerging growth company, we will continue to enjoy any exemptions and scaled disclosures as a result our status as a foreign private issuer.

D. Property, Plants and Equipment

Tomtebo Property - Our Material Property, page 41

Staff Comment No. 2.

We note your disclosure of exploration work conducted by the company including grab rock and drilling. Please revise to include the information required under Item 1304 (g)(1) and (2) of Regulation S-K with respect to your current sampling.

Company's Response:

In response to the Staff's comment, we have revised the disclosure of our exploration work with respect to our current sampling on pages 42 to 46 of Amendment No. 1 to include the information required under Item 1304(g)(1) and (2) of Regulation S-K.

Liquidity and Capital Resources, page 54

Staff Comment No. 3.

We note your disclosure at page 54 regarding your opinion that you have sufficient capital to meet your current exploration program and corporate and overhead costs for the next twelve months, and corporate and overhead costs beyond the next twelve months. However, at page 55 you suggest that there can be no guarantee that you will be able to raise sufficient funds to fund your activities and general and administrative costs for the next twelve months. Please revise to reconcile these statements and to provide consistent disclosure regarding your short-term and long-term requirements and plans pursuant to Item 5.B of Form 20-F.

Company's Response:

In response to the Staff's comment, we removed the disclosure on the page that was previously page 55 and is now page 60 of Amendment No. 1 to make consistent our disclosure regarding our short-term and long-term capital requirements and plans. We believe the revised disclosure accurately reflects the Company's short-term and long-term requirements and plans pursuant to Item 5.B of Form 20-F.

October 13, 2021 Page 3

Nine Months Ended March 31, 2021 compared to the Nine Months Ended March 31, 2020, page 54

Staff Comment No. 4.

We note your disclosure here regarding an increase in marketing and investor relations expense of $485,944 during the nine months ended March 31, 2021, due in part to the Company having retained a marketing consultant. If applicable, please revise your disclosures under the heading Business Overview to include a description of the marketing channels used by the Company. Refer to Item 4.B.5 of Form 20-F.

Company's Response:

In response to the Staff's comment, we have revised page 21 under the heading "Business Overview" as well as page 59 of Amendment No. 1 to include a description of the marketing channels used by the Company.

G. Statement by Experts, page 82

Staff Comment No. 5.

We note your statement on page 82 that the scientific and technical information in the registration statement has been reviewed and approved by a qualified person as defined in National Instrument 43-101. Additionally we note your disclosure referring readers to a 43-101 technical report related to your Tomtebo project. Other definitions or standards established under National Instrument 43-101 or other mining codes are not reciprocally recognized under S-K1300. Please revise your disclosure to clarify that your disclosure of exploration results is based on and accurately reflects information and supporting documentation prepared by a qualified person, as defined in Item 1300 of Regulation S-K, and to remove referrals to information that is not compliant with S-K 1300.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 87 of Amendment No. 1 to clarify that our disclosure of exploration results is based on and accurately reflects information and supporting documentation prepared by a qualified person, as defined in Item 1300 of Regulation S-K, and have removed referrals to National Instrument 43-101.

Report of Independent Registered Public Accounting Firm, page F-3

Staff Comment No. 6.

Please amend your registration statement to include an audit report with the name and conformed signature of your independent registered public accounting firm in accordance with Rule 2-02 of Regulation S-X. Similar revisions should be made to the audit report on page F-22.

October 13, 2021 Page 4

Company's Response:

In response to the Staff's comment, we have included the name and conformed signature of our independent registered public accounting firm on our audit report on page F-3, as well as on page F-22.

Notes to the Condensed Consolidated Interim Financial Statements

For the Nine Months Ended March 31, 2021 and 2020

2. Significant Accounting Policies

c) Significant accounting judgments and key sources of estimation uncertainty

Determination of functional currency, page F-46

Staff Comment No. 7.

We note your disclosure that the functional currency of District Metals AB is the Canadian Dollar. Further, we note that you hold significant exploration and evaluation assets in Sweden, as disclosed in Note 13 on page F-20. In that regard, please tell us how you concluded the Canadian dollar is District Metals AB's functional currency. Refer to IAS 21.

Company's Response:

In response to the Staff's comment, the Company performed an analysis of IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21") in assessing the functional currency of its subsidiary, District Metals AB (Sweden).

IAS 21.11 provides specific guidance for foreign subsidiaries, as follows: The following additional factors are considered in determining the functional currency of a foreign operation, and whether its functional currency is the same as that of the reporting entity (the reporting entity, in this context, being the entity that has the foreign operation as its subsidiary, branch, associate or joint arrangement):

a) whether the activities of the foreign operation are carried out as an extension of the reporting entity, rather than being carried out with a significant degree of autonomy. An example of the former is when the foreign operation only sells goods imported from the reporting entity and remits the proceeds to it. An example of the latter is when the operation accumulates cash and other monetary items, incurs expenses, generates income and arranges borrowings, all substantially in its local currency;

b) whether transactions with the reporting entity are a high or a low proportion of the foreign operation's activities;

c) whether cash flows from the activities of the foreign operation directly affect the cash flows of the reporting entity and are readily available for remittance to it;

d) whether cash flows from the activities of the foreign operation are sufficient to service existing and normally expected debt obligations without funds being made available by the reporting entity.

October 13, 2021 Page 5

District Metals AB relies on financing from District Metals Corp. (the Canadian parent) as it has no ability to generate cash on its own and financings are completed by District Metals Corp. in Canadian dollars. All funding is provided by the parent company from Canada and pushed down to the subsidiary as an intercompany loan. As such, the subsidiary is considered an extension of the reporting/parent entity as it has no autonomy. All transactions in the subsidiary require activity from the parent company. It is only a matter of corporate structure to adhere with local regulations in Sweden and to recover VAT on eligible expenses.  Given that there is no autonomy and the subsidiary is an extension of the reporting entity, the Company determined that IAS 21.11 a) and b) suggest that the functional currency of District Metals AB should be the Canadian dollar, consistent with the parent company.

The guidance under IAS 21.11 c) and d) are not considered applicable as there are no cash flows in the subsidiary.

Based on the considerations above, Company management concluded that the functional currency for both the Company and District Metals AB is the Canadian dollar.

10. Financial Instruments

a) Categories of financial instruments and fair value measurements, page F-52

Staff Comment No. 8.

You disclose that cash and cash equivalents are classified as fair value through profit and loss on pages F-37 and F-52. This is inconsistent with your significant accounting policies where you disclose that cash and cash equivalents are classified and measured at amortized cost. Please revise the inconsistencies in your disclosures.

Company's Response:

In response to the Staff's comment, we have revised page F-45 of Amendment No. 1 to provide consistent disclosure that cash and cash equivalents are classified and measured as fair value through profit and loss.

General

Staff Comment No. 9.

Please file as exhibits the Ainsworth Agreement and the agreement dated March 13, 2020 among the Company, Vector Geological Solutions Inc. and Daniel MacNeil. Please disclose whether services are still being performed, discuss the nature of the services, and state how many shares remain to be issued under the March 13th agreement. Also file as an exhibit the "most material" drilling contract you reference at page 20, and expand your disclosure to provide its principal terms. Refer to Item 19 of Form 20-F; see also exhibit 4 under "Instructions as to Exhibits."

October 13, 2021 Page 6

Company's Response:

The Company respectfully disagrees with the Staff's comment instructing the Company to file as an exhibit the Ainsworth Agreement. Pursuant to subsection (c)(v) of paragraph 4 under "Instructions as to Exhibits" on Form 20-F, a registrant is not required to file publicly a management contract or compensatory plan, contract or arrangement, or portion thereof, if such contract, plan or arrangement is not required to be filed publicly in the company's home country and is not otherwise publicly disclosed by the company. The Company is not required to file publicly the Ainsworth Agreement in Canada, the Company's home country. Further, as of the date of this response, the Company has not disclosed or filed publicly the terms of the Ainsworth Agreement. Based on the analysis above, the Company does not plan to file the Ainsworth Agreement as an exhibit to the Registration Statement.

In response to the Staff's comment, we have revised the disclosure in Amendment No. 1 on page 19 to include additional disclosure with respect to the Company's agreements with Daniel MacNeil ("MacNeil") and Vector Geological Solutions Inc. ("Vector").

The Company respectfully disagrees with the Staff's comment instructing the Company to file as an exhibit the agreements between the Company, MacNeil and Vector. The Company entered into a services agreement dated March 19, 2020 with Vector and MacNeil pursuant to which Vector was engaged to assist the Company by identifying appropriate advanced mineral exploration properties for acquisition by the Company (the "Services Agreement"). The Registration Statement disclosure incorrectly stated that this agreement was dated March 13, 2020; the Services Agreement is dated March 19, 2020, and the disclosure in Amendment No. 1 on page 19 has been revised to reflect the correct date. In exchange for the services, the Company agreed to issue to Vector 500,000 common shares in the capital of the Company as compensation on the terms and conditions set forth in the Services Agreement. On May 6, 2020, the Company, Vector and MacNeil entered into a letter agreement confirming the completion of the services by Vector and MacNeil under the Services Agreement and the payment schedule with respect to the 500,000 common shares in the capital of the Company to be issued to Vector by the Company (the "Letter Agreement"). As of the date of Amendment No. 1, in accordance with the terms of the Service Agreement and Letter Agreement, the Company has issued all 500,000 common shares in the capital of the Company to Vector.

The Services Agreement and the Letter Agreement are agreements that ordinarily accompany the kind of business that the Company conducts and each were made in the ordinary course of business. Agreements for services related to identifying properties for acquisition are common throughout the Company's industry, and the Company is not substantially dependent on either Vector or MacNeil for the provision of these services.

Moreover, neither Vector nor MacNeil is a director, officer, promoter, voting trustee or security holder named in registration statement.  Further, neither the Services Agreement nor the Letter Agreement is an agreement upon which the Company is substantially dependent or is an agreement for the acquisition or sale of any property, plant or equipment where the consideration exceeded 15% of the Company's fixed assets on a consolidated basis.

October 13, 2021 Page 7

Based on the analysis above and paragraph 4 of the Instructions as to Exhibits on Form 20-F, the Company does not plan to file either the Services Agreement or the Letter Agreement as an exhibit to the Registration Statement.

In response to the Staff's comment, we have revised the disclosure in Amendment No. 1 on page 23 to include additional disclosure with respect to the Company's drilling contract between the Company and Hy-Tech Drilling Sweden AB, dated December 23, 2020 (the "2020 Hy-Tech Agreement"). We have also included additional disclosure with respect to the Company's second drilling contract entered into with Hy-Tech Drilling Sweden AB, dated September 21, 2021 (the "2021 Hy-Tech Agreement", together with the 2020 Hy-Tech Agreement, the "Hy-Tech Agreements").

The Company respectfully disagrees with the Staff's comment instructing the Company to file as an exhibit the 2020 Hy-Tech Agreement. Although the Company regards the Hy-Tech Agreements as important for the advancement of its mineral licenses, the Hy-Tech Agreements were entered into in the ordinary course of business for the Company's industry. Pursuant to paragraph 4(b) of the Instructions as to Exhibits on Form 20-F, the Company is not required to file contracts that are of the type that ordinarily accompanies the business that the Company conducts. The Hy-Tech Agreements are agreements for exploratory drilling services on the Company's Tomtebo property. Contracts for exploratory drilling services are common place for companies engaged in mining activities.

Further, the Company is only required to file ordinary course contracts if the contract falls within of the categories within subparagraphs (i) through (iv) of paragraph 4(b) of the Instructions as to Exhibits on Form 20-F. The Hy-Tech Agreements do not fall within any of these categories. Specifically, neither of the Hy-Tech Agreements were entered into with any person or entity listed in subparagraph (i); neither agreement is one upon which the Company is substantially dependent because the Company can terminate the agreement for any reason upon 7 days' notice to the service provider and can hire a different service provider to provide the same services; neither agreement is for the acquisition or sale of property; and neither agreement is a material lease of the Company.

Based on the analysis above and paragraph 4 of the Instructions as to Exhibits on Form 20-F, the Company does not plan to file the Hy-Tech Agreements as exhibits to the Registration Statement.

Staff Comment No. 10.

You indicate that you will be registering these securities pursuant to Section 12(g). Please confirm your understanding that your registration statement will automatically become effective 60 days after its initial public filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if comments remain open on the Form 20-F. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 20-F before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

October 13, 2021 Page 8

Company's Response:

In response to the Staff's comment, the Company acknowledges and confirms its understanding that its registration statement will automatically become effective 60 days after its initial public filing and that, upon effectiveness, it will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if comments remain open on its Form 20-F.

* * * * *

October 13, 2021 Page 9

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (604) 288-4430, or Christopher Doerksen or Nicole Strydom of Dorsey & Whitney LLP, our outside legal counsel, at (206) 903-8856 or (612) 492-6214, respectively.

Sincerely,

District Metals Corp.

/s/ Marlis Yassin

Marlis Yassin

Chief Financial Officer

cc: Christopher Doerksen, Dorsey & Whitney LLP

 Nicole Strydom, Dorsey & Whitney LLP